Liminal BioSciences

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

**Security Class**

**Holder Account Number**

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# Form of Proxy - Special Meeting to be held on January 20, 2023

## This Form of Proxy is solicited by and on behalf of the Company.

### Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Company Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by the Company.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Company Nominees listed on the reverse, this proxy will be voted as recommended by the Company.**
6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
8. This proxy should be read in conjunction with the accompanying documentation provided by the Company.

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**Proxies submitted must be received by 8:30 am, Eastern Time, on January 18, 2023.**

## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

**1-866-732-VOTE (8683) Toll Free**

**To Vote Using the Internet**

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

**To Receive Documents Electronically**

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

**To Virtually Attend the Meeting**

- You can attend the meeting virtually by visiting the URL provided on the back of this document.

**If you vote by telephone or the Internet, DO NOT mail back this proxy.**

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
**Voting by mail or by Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Company Nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

**To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.**

**CONTROL NUMBER**

## Appointment of Proxyholder

**I/We being holder(s) of securities of Liminal BioSciences Inc. (the "Company") hereby appoint:** Bruce Pritchard, or failing this person, Alek Krstajic (the "Company Nominees")

OR

**Print the name of the person you are appointing if this person is someone other than the Company Nominees listed herein.**

**Note: If completing the appointment box above YOU MUST go to https://www.computershare.com/Liminal and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. If the appointee is attending the meeting in person, this step is NOT required.**

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special Meeting of shareholders of the Company to be held online at https://web.lumiagm.com/469778053, on January 20, 2023 at 8:30 am, (Eastern Time) and at any adjournment or postponement thereof.

**VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.**

| | For | Against |
|---|---|---|
| **1. Resolution**<br>To consider and, if deemed advisable, adopt a special resolution (the "Consolidation Resolution"), the full text of which is reproduced in Schedule "A" to the Management Information Circular, authorizing the board of directors of the Company (the "Board") to amend the articles of the Company to effect a consolidation of all of the issued and outstanding common shares of the Company (the "Common Shares"), on the basis of a consolidation ratio of ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share (the "Share Consolidation"), effective as at the discretion of the Board (for details, see subsection "Share Consolidation" under the "Business of the Meeting" section of the Management Information Circular). | ☐ | ☐ |

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## Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Company Nominees, this Proxy will be voted as recommended by the Company.**

**Signature(s)**

**Date**

DD / MM / YY